PROSPECTUS SUPPLEMENT
                             DATED JANUARY 22, 2001
                       TO PROSPECTUS DATED MARCH 13, 2000

                                 ISLANDS BANCORP

                            630,000 SHARES (MINIMUM)
                           1,000,000 SHARES (MAXIMUM)
                                       OF
                                  COMMON STOCK


Dear Investors and Prospective Investors:

     This document supplements our prospectus dated March 13, 2000, which relates to the offer and sale of a minimum of 630,000 shares and a maximum of 1,000,000 shares of Islands Bancorp common stock at a purchase price of $10.00 per share. The primary purpose of this supplement is to describe additional individuals we intend to appoint to the board of directors of Islands Bancorp and Islands Community Bank, N.A., subject to necessary regulatory approvals. Additionally, we have selected a new site within our primary service area for our main office building, and this supplement describes our new location and proposed facilities.

     We believe that our new main office location in Beaufort Plaza is a positive move that will increase the bank's success. The facility, once renovated, will be an attractive and convenient location to bank for all of northern Beaufort County. It is also our belief that in order to be effective, a bank management team must be involved, dedicated, and competent; and it must also represent a broad cross section of talents. We have expanded our board by adding six new directors. These individuals complement the board and provide the skills and knowledge to guide the bank throughout opening and the growth to follow.


                              Sincerely,


                              /s/  William  B.  Gossett,
                              William  B.  Gossett,
                              President and Chief Executive Officer

     This supplement should be read with the prospectus dated March 13, 2000. This supplement is qualified by reference to the prospectus except to the extent that the information in this supplement supersedes the information contained in the prospectus.

                                   MANAGEMENT

ADDITIONAL  DIRECTORS

     In addition to the directors described in the prospectus, the individuals described below are proposed directors of the Bancorp and the bank. Subject to receipt of the necessary regulatory approvals, we intend to appoint the following individuals to the board of directors of the Bancorp and the bank. We have not yet determined in which class of the Bancorp's board of directors each of the individuals will be placed, but we intend to add two individuals to each of our three classes so that the classes will remain as nearly equal in number as possible.

     CHARLES  R.  DOBSON  is  President  and  the  sole  shareholder  of  Dobson
Construction, a commercial building construction company, headquartered in Newport News, Virginia. Prior to its sale in 1999, Mr. Dobson was the President and sole shareholder of Dobson Homes also headquartered in Newport News, Virginia. Dobson Homes developed residential real estate throughout the southeastern United States, including Beaufort County and the South Carolina LowCountry. Additionally, for approximately two years, Mr. Dobson served as a Director of Peninsula Trust Bank in Gloucester, Virginia. For many years, Mr. Dobson has contributed a house to the "Home for the Homeless" charity. He was also the 1998 Virginia Winner of Ernst and Young's Entrepreneur of the Year Award.

     DARYL A. FERGUSON served as the President and Chief Operating Officer of Citizens Utilities in Stamford, Connecticut from 1990 until his retirement in 2000. Mr. Ferguson was also the founder and Chief Executive Officer of Electric Lightwave from 1991 to 2000. Additionally, Mr. Ferguson has served as a Director of Hungarian Telephone Company since 1998 and as its Co-Chairman of the Board since May 2000. He also served on the Telecommunications Policy Committee for and with the Governor of Utah. Mr. Ferguson also chaired the committee that brought the Battleship South Dakota to South Dakota, and he helped found the Battleship South Dakota Memorial and Museum.

     STANCEL E. KIRKLAND, SR. was a partner in the Kirkland Law Firm in Columbia, South Carolina from 1971 until his retirement in 1999. Mr. Kirkland has served as counsel to and the managing member of Bull Point Plantation, a developer of residential communities, in Seabrook, South Carolina since 1993. He has also been a partner or owner in numerous real estate development projects. Additionally, Mr. Kirkland served on the Lexington County Advisory Board for C&S National Bank for ten years and the Columbia, South Carolina Advisory Board for NationsBank for two years. Mr. Kirkland is also a member of the Columbia Chamber of Commerce and the South Carolina and Lexington County Bar Associations.


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
     CARL E. LIPSCOMB has served as the President and Chief Executive Officer of Lipscomb Construction in Hilton Head, South Carolina since 1981. Lipscomb Construction builds custom homes in the Beaufort County area. Mr. Lipscomb was a member of the Hilton Head Homebuilders Association from 1982 until 1991, and served on its Board of Directors and as its President in 1989. Mr. Lipscomb has been a major financial supporter to the building fund of the Hilton Head Boys & Girls Club and helped to erect its new building in 1999. He has also been a financial supporter of, and helped to erect, the Hilton Head Christian Academy School. Mr. Lipscomb has been a long-time supporter of Habitat for Humanity and has participated in the Architects Tour of Homes for the College Fund for many years.

     JIMMY LEE MULLINS has been the sole owner and Chief Executive Officer of Mullins Trucking Co., Inc. in Yemassee, South Carolina since 1994. Mr. Mullins served as a United States Marine from 1991 to 1993, retiring as a First Sergeant. Mr. Mullins is involved with United Way fundraising and is a Veteran of Foreign Wars. He is also a member of the South Carolina Trucking Association, the Masonic Lodge, and the Moose Lodge.

     NARAYAN SHENOY has been a partner in Critical Health Systems, Inc. in Columbia, South Carolina, where he has practiced Anesthesiology since 1977. Dr. Shenoy has served on various committees at Lexington County Hospital, Baptist Medical Center, Providence Hospital and the Surgery Center at Forrest Drive, in Columbia, South Carolina. He has also participated in the construction of the Hindu Temple and Cultural Center in Columbia, South Carolina. Through his involvement in various communities, civic, professional and charitable activities, he hopes to assist the bank with the design, delivery and marketing of bank services to minority communities.



     We are requesting approval from the Office of the Comptroller of the Currency for each of the individuals described above to serve on the board of directors of the bank. We expect to receive written approval for Mr. Ferguson and Mr. Kirkland shortly. We also expect to receive written approval for the other proposed directors within 30 to 90 days. If our regulators do not approve any of our proposed directors, they will not become directors, and they will not be granted warrants. See "-Stock Warrants of Directors."

     Unless the context otherwise requires, when we refer to our "directors" in this supplement, we are including both our existing and our proposed directors, and we have assumed that our proposed directors will be approved by our regulators.

EXECUTIVE  OFFICERS

     Subject to regulatory approval, Michael S. Butler will serve as the Chief Financial Officer of the Bancorp and the bank. Mr. Butler has over 24 years of banking experience. Most recently, from 1999 to 2000, he served as a Senior Vice President and the Chief Financial Officer of Hartsville Community Bank. Prior to that, he was a senior engagement manager for Broadway & Seymour, Inc., a technology and business solutions consultant to banks and financial institutions, in Charlotte, North Carolina, from 1993 to 1999. Mr. Butler was a Vice President of North Carolina National Bank from 1989 to 1992. He also served in various positions with South Carolina National Bank from 1977 to 1989, culminating in his position as a Senior Vice President.

STOCK  WARRANTS  OF  DIRECTORS

     Each of our existing and proposed directors has devoted substantial time and effort to the activities necessary to organize the Bancorp and the bank. Additionally, each of them has agreed to guarantee indebtedness of the Bancorp. In consideration of these efforts and in recognition of their financial risks, each of our directors will receive a warrant to purchase a number of shares of common stock equal to the number of shares he or she purchases in this offering, up to an aggregate maximum for all directors of 210,115. Since our directors are expected to purchase an aggregate of more than 210,115 shares in this offering, the aggregate maximum number of shares subject to the warrants will be allocated among our directors on a pro rata basis based on the number of shares the director purchases in this offering or in any other manner approved by our regulators.


                        SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth the number and percentage of outstanding shares of common stock anticipated to be beneficially owned by the existing and proposed officers and directors of the Bancorp and the bank upon the closing of a minimum offering of 630,000 shares. The table does not include shares which may be purchased by the individuals upon the exercise of warrants that are expected to be granted to them upon the closing of the offering.

     Beneficial ownership, as reflected in the table, is determined in accordance with the rules and regulation of the Securities and Exchange Commission. Beneficial ownership generally includes securities as to which a person has or shares the power to vote or to direct the vote or has or shares the power to dispose or to direct the disposition. A person is also deemed to be a beneficial owner of any security as to which that person has the right to acquire beneficial ownership within 60 days, including shares of common stock subject to currently exercisable stock options or warrants.

                    SHARES ANTICIPATED TO BE BENEFICIALLY OWNED
                               AFTER  THE  OFFERING


                           NUMBER    PERCENTAGE  OF
NAME                      OF SHARES   TOTAL SHARES
------------------------  ---------  --------------

EXISTING DIRECTORS:
William B. Gossett           30,050            4.8%
Avery E. Cleland             11,050            1.8
Louis O. Dore                11,050            1.8
Paul M. Dunnavant, III       12,050            1.9
Martha B. Fender             10,500            1.7
D. Martin Goodman            11,250            1.8
Edward J. McNeil, Jr.        11,050            1.8
Frances K. Nicholson         12,300            2.0
J. Frank Ward                10,220            1.6
Bruce K. Wyles               11,050            1.8

PROPOSED DIRECTORS:
Charles R. Dobson            30,000            4.8
Daryl A. Ferguson            20,000            3.2
Stancel E. Kirkland, Sr.     20,000            3.2
Carl E. Lipscomb             19,400            3.1
Jimmy L. Mullins             20,000            3.2
Narayan Shenoy               20,000            3.2

EXECUTIVE OFFICER WHO
IS NOT ALSO A DIRECTOR:
Michael S. Butler                 0              0

   TOTAL                    259,970           41.3%

     In addition to the shares listed in the table above, our existing and proposed directors may purchase an aggregate of approximately 100,000 additional shares of common stock. If our existing and proposed directors were to purchase 100,000 additional shares, the number and percentage ownership following the offering for all of our existing and proposed directors and executive officers as a group would be 359,970 shares or 57.1 percent of the minimum offering and
36.0  percent  of  the  maximum  offering.

                                   FACILITIES

     Subject to regulatory approval, our main office will be located in Beaufort Plaza, 2348 Boundary Street, Beaufort, South Carolina. We plan to purchase a former Wachovia Bank office located at this site for $640,000. The office is a one-story banking facility with approximately 7,500 square feet.

     We plan to begin renovation of the main building approximately six months after the bank opens for business. We also expect that the renovations will take approximately six months to complete and that the total cost of the renovations will be approximately $637,500. During the renovation period, we plan to operate out of a modular building that will be placed at the same Boundary Street location.

     We have purchased approximately 2.3 acres of land at 131 Sea Island Parkway on Lady's Island, South Carolina for a purchase price of $520,000. Initially, we planned to construct our main office on this site. However, we have decided to locate the main office at the Boundary Street location, because we believe it will provide the bank with greater visibility and will be more accessible to our customers. We intend to keep the Lady's Island location as a future branch site. Upon completion of the main office building renovations, we plan to relocate the modular building to the Lady's Island location to be used as a branch office. The bank will be required to seek regulatory approval prior to establishing a branch at this location.


                                  RISK FACTORS

WE INTEND TO GRANT WARRANTS AND STOCK OPTIONS TO OUR DIRECTORS AND TO SOME OF OUR EMPLOYEES WHICH, IF EXERCISED, WOULD REDUCE YOUR PERCENTAGE OWNERSHIP IN THE BANCORP.

     If the offering is unsuccessful, our existing directors will lose approximately $100,000 they have paid toward organizational and offering expenses and $5,500 they have paid to purchase shares of the Bancorp, and our existing and proposed directors would also be obligated to repay additional indebtedness of the Bancorp that they have personally guaranteed. In recognition of these financial risks, and their willingness to serve as directors without pay until the bank is cumulatively profitable, we intend to grant to each of our directors a warrant to purchase one additional share of common stock for each share of common stock the director purchases in this offering, up to an aggregate maximum for all directors of 210,115 shares. On the basis of the number of shares our existing and proposed directors have indicated they intend to purchase in this offering, we intend to issue to them warrants to purchase an aggregate of 210,115 shares of common stock. See "Management-Stock Warrants of Directors" and "Security Ownership of Management." In addition, we intend to establish an incentive stock option plan which will allow us to grant stock options to officers and other employees who are contributing significantly to the management or operation of the business of the Bancorp or the bank. Under this plan, we intend to reserve a number of shares of common stock for the issuance of options equal to 15% of the shares outstanding after this offering.

     Any future exercise of the warrants or any options that may be granted under the stock option plan would reduce your percentage ownership in the Bancorp. For example, prior to the exercise of their warrants, our directors are expected to own approximately 41.3 percent of shares outstanding. This assumes the sale of only the minimum number of shares in this offering and the purchase by our directors of the aggregate number of shares of common stock they have indicated they intend to purchase. See "Security Ownership of Management." If our directors were to exercise all of their warrants, they would own approximately 56.0 percent of the outstanding shares. Again, this assumes the sale of only the minimum number of shares in this offering and the purchase by our directors of the aggregate number of shares of common stock they have indicated they intend to purchase.

TOGETHER, OUR DIRECTORS AND EXECUTIVE OFFICERS WILL HAVE THE ABILITY TO INFLUENCE SHAREHOLDERS ACTIONS.

     Together, our directors and executive officers will be able to significantly influence the outcome of director elections or shareholder votes on significant transactions such as mergers or acquisitions. Generally, a quorum equal to a majority of the outstanding shares must be present for shareholders to act. To be elected, a director nominee must receive more votes than any other nominee for the same seat on the board of directors. As applied to us, South Carolina law provides that the holders of two-thirds of our outstanding shares must approve a merger or acquisition. We anticipate that after this offering, our directors and executive officers will directly or indirectly own at least 259,970 shares, representing 41.3 percent of the minimum offering and 26.0 percent of the maximum offering. Our directors may also purchase an aggregate of approximately 100,000 additional shares, in which event our directors and executive officers would directly or indirectly own 359,970 shares, representing 57.1 percent of the minimum offering and 36.0 percent of the maximum offering. Additionally, we will be issuing warrants to our directors and options to our executive officers. Although these warrants and options will vest over time, if our directors and executive officers were to exercise all of their warrants and options, they would directly or indirectly own approximately 488,985 shares, not including the additional 100,000 shares that our directors may purchase, or 56.0 percent of the minimum offering and
38.8 percent of the maximum offering. See "Description of Securities" on page 37 of the prospectus.


                                  LEGAL MATTERS

     Powell, Goldstein, Frazer & Murphy LLP, Atlanta, Georgia is acting as counsel to the Bancorp in connection with matters relating to this prospectus supplement.


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